UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Generation Bio Co.

(Name of Subject Company)

Generation Bio Co.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

37148K 209

(CUSIP Number of Class of Securities)

Yalonda Howze, JD

Interim Chief Executive Officer & President

Generation Bio Co.

301 Binney Street

Cambridge, Massachusetts 02142

(617) 655-7500

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stuart M. Falber	Yalonda Howze
Molly W. Fox	Interim Chief Executive Officer & President
Mark Nylen	Generation Bio Co.
Wilmer Cutler Pickering Hale and Dorr LLP	301 Binney Street
60 State Street	Cambridge, Massachusetts 02142
Boston, Massachusetts 02109	(617) 655-7500
(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Generation Bio Co., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on January 9, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by XRA 7 Corp., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of XOMA Royalty Corporation, a Nevada corporation (“Parent” and, together with Merger Sub, the “Buyer Entities”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), for (i) a purchase price of $4.2913 per Share to the stockholders in cash, without interest and less any applicable tax withholding, plus (ii) one non-tradeable contingent value right per Share (each, a “CVR” and collectively, the “CVRs”), which represents the right to receive certain potential payments in cash in accordance with the terms and subject to the conditions of a contingent value rights agreement to be entered into by the Buyer Entities with Broadridge Corporate Issuer Solutions, LLC, a Pennsylvania limited liability company (the “Rights Agent”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of January 9, 2026 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement, collectively constitute the “Offer”). The Offer to Purchase and form of Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. The Offer is described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed jointly by Parent and Merger Sub with the SEC on January 9, 2026.

Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9, as amended, is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “- (h) Cautionary Note Regarding Forward-Looking Statements” (which shall be redesignated as subsection “- (i) Cautionary Note Regarding Forward-Looking Statements”) at the end of such Item 8:

“(h) Final Results of the Offer and Completion of the Merger

The Offer expired as scheduled at one minute after 11:59 p.m., Eastern Time, on February 6, 2026. Broadridge Corporate Issuer Solutions, LLC, in its capacity as depositary and paying agent for the Offer, advised Merger Sub that, as of the expiration of the Offer, a total of 4,722,533 Shares were validly tendered and not validly withdrawn pursuant to the Offer, which Shares represented approximately 70% of the Shares outstanding as of the expiration of the Offer. As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition. After the expiration of the Offer, Merger Sub irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer. Merger Sub will promptly pay for all such Shares pursuant to the terms of the Offer and Merger Agreement.

As the final step of the acquisition process, Parent completed its acquisition of the Company by consummating the Merger on February 9, 2026, in accordance with Section 251(h) of the DGCL without a vote of the Company’s stockholders. At the Effective Time, Merger Sub was merged with and into the Company, the separate existence of Merger Sub ceased, and the Company continued as the Surviving Corporation and a wholly-owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares that were owned by the Company (or held in the treasury of the Company), Parent, Merger Sub or by their respective subsidiaries (other than Merger Sub) immediately prior to the Effective Time or (ii) Shares that are held by stockholders who were entitled to demand and properly demanded appraisal rights for such Shares pursuant to, and in compliance with Section 262 of the DGCL), were automatically converted into the right to receive the Offer Price, without interest, subject to any applicable tax withholding, from Merger Sub.

As a result of the Merger, the Shares will be delisted and will cease to trade on Nasdaq. Parent and Merger Sub intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On February 9, 2026, Parent issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is included as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(C)

Press Release of XOMA Royalty Corporation, dated February 9, 2026 (incorporated by reference to Exhibit (a)(5)(B) to Amendment No. 3 to the Tender Offer Statement on Schedule TO filed by Parent and Merger Sub on February 9, 2026).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2026	Generation Bio Co.

	By:	/s/ Owen Hughes
Name: Owen Hughes
Title: President, Treasurer and Secretary